MARTHA STEWART LIVING OMNIMEDIA, INC.
11 WEST 42ND STREET
NEW YORK, NEW YORK 10036
September 23, 2009
Via EDGAR
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20006-4561

Re:	Martha Stewart Living Omnimedia, Inc. Form 10-K for the year ended December 31, 2008 Filed March 16, 2009 File No. 1-15395
Dear Mr. Humphrey:
     On behalf of Martha Stewart Living Omnimedia, Inc. (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing in a letter dated September 1, 2009. For your convenience, the responses are keyed to the comments in the letter.
Forms 10-K (Fiscal Year Ended December 31, 2008)
Item 1 A. Risk Factors, page 12
1.	We note your disclosure in the last full sentence of the first paragraph of this section that “the following factors, among others, could adversely affect our operations.” All material risks should be discussed in this section. Please confirm that in future filings you will revise this paragraph to clarify that you have discussed all known material risks.

In future filings, the Company will revise this sentence to read substantially as follows:
. . . the factors listed below could adversely affect our operations. Although the risk factors listed below are the risk factors that Company management considers significant, additional risk factors that are not presently known to Company management or that Company management presently considers insignificant may also adversely affect our operations.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
September 23, 2009

We operate in four highly competitive businesses, page 20
2.	Please confirm that in future filings you will remove cross-references under this risk factor and instead include disclosure for the risks faced by you with respect to competitive pressures and uncertainties in each of your four businesses. Refer to Item 503(c) of Regulation S-K.

In future filings, the Company will remove the cross references and include the relevant disclosures from the currently cross-referenced sections. If this had been done in the Form 10-K for the year ended December 31, 2008, the risk factor would have read substantially as follows:
We face intense competitive pressures and uncertainties in each of our four businesses.
Our magazines, books and related publishing products compete not only with other magazines, books and publishing products, but also with other mass media, websites, and many other types of leisure-time activities. Competition for advertising dollars in magazine operations is primarily based on advertising rates, as well as editorial and aesthetic quality, the desirability of the magazine’s demographic, reader response to advertisers’ products and services and the effectiveness of the advertising sales staff.
Our Merchandising segment competitors consist of the competitors of the mass-market and department stores in which that segment’s products are sold, including Wal-Mart, Target, JCPenney, Bed Bath & Beyond, Home Depot, BJ’s and Sam’s Club, as well as other products in the respective product category. We also compete with the internet businesses of these stores and other websites that sell similar retail goods. Competition in our flower business includes other online sellers, as well as traditional floral retailers.
Our website, marthastewart.com, competes with other how-to, food and lifestyle websites. Our challenge is to attract and retain users through an easy-to-use and content-relevant website. Competition for adverting is based on the number of unique users we attract each month, the demographic profile of that audience and the number of pages they view on our site.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
September 23, 2009

Our television programs compete directly for viewers, distribution and/or advertising dollars with other lifestyle and how-to television programs, as well as with general programming and all other competing forms of media. Overall competitive factors in Broadcasting include programming content, quality and distribution, as well as the demographic appeal of the programming. Competition for television and advertising dollars is based primarily on advertising rates, audience size and demographic composition, viewer response to advertisers’ products and services and the effectiveness of the advertising sales staff. Our radio programs compete for listeners with similarly themed programming on both satellite and terrestrial radio.
Our failure to meet the competitive pressures in any of these segments could negatively impact our results of operations and financial condition.
Management’s Discussion and Analysis, page 26
Results of Operations: Comparison for the Year Ended December 31, 2008...2007, page 29
Publishing Segment
3.	Refer to the discussion paragraph of your publishing segment operating costs and expenses. In future filings, please expand the last sentence to describe the nature of the change in allocation policy with respect to depreciation and amortization expense, and its impact to the results of operations. Also, please tell us the nature of such change, the reasons for the change, and the dollar impact of the change by segment.

In future filings, the Company will expand the discussion related to any changes in its allocation policies that have a material impact. If this had been done in the Form 10-K for the year ended December 31, 2008, the discussion would have read substantially as follows:
Depreciation and amortization expenses decreased due to a change in allocation policy which accounted for $817,000 of the decrease. In 2008, the Company ceased allocating depreciation and amortization to the various business segments for certain general leasehold improvements. This decrease in depreciation and amortization in the business segments, including Publishing, was offset by an equal increase in depreciation and amortization in Corporate.
The change in policy for the year ended December 31, 2008 was related to the Company’s periodic analysis of office space usage throughout the Company and the allocation of related depreciation and amortization on corporate assets. Prior to 2008,

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
September 23, 2009

the Company allocated a portion of Company-wide capital expenditures for general leasehold improvements to its office space to its business segments based on segment headcount to better reflect the total costs of producing Company products and services. In 2008, the Company determined that segment headcount had become highly variable, thus making the allocation to specific segments less meaningful. The change in policy resulted in the Corporate segment absorbing all Company-wide fixed-asset additions including general leasehold improvements. The change in allocation policy did not impact any segment-specific capital expenditures, which were and continue to be captured in the appropriate business segment. If the allocation had not changed from 2007 to 2008, then the results of operations by segment for the year ended December 31, 2008 would have been as follows:

	2008
	Publishing	Merchandising	Internet	Broadcasting	Corporate	Total
Operating Income / (Loss), as reported *	$6,424	$32,858	$(4,796)	$2,780	$(48,123)	$(10,857)

Adjustment **	(817)	(266)	(114)	(361)	1,558	—

Adjusted
Operating Income / (Loss)	$5,607	$32,592	$(4,910)	$2,419	$(46,565)	$(10,857)

*	As reported on the Company’s Form 10-K filed March 16, 2009

**	Based on the allocation used in 2007
Financial Statements
Balance Sheets, page F-4
4.	In future filings, please separately present the amount of goodwill on the face of the balance sheet. Your current balance sheet disclosure combines goodwill and other intangible assets. Similarly, the goodwill impairment loss should be separately presented in the statement of operations. See paragraph 43 of SFAS No. 142.

In future filings, the Company will present goodwill separately from other intangible assets on the face of the balance sheet. Further, and in accordance with paragraph 43 of SFAS No. 142, the Company will present separately the goodwill impairment loss in the statement of operations. If this had been done in the Form 10-K for the year ended December 31, 2008, then the balance sheet and statement of operations would been presented as attached in Appendix A.
Note 2. Summary of Significant Accounting Policies, page F-7
5.	Refer to the discussion of licensing-based revenues on page F-8. You state that any minimum guarantees are generally earned evenly over the fiscal year. However, the Kmart revenues are recorded based upon actual retail sales until the last period of the

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
September 23, 2009

year, when you recognize a substantial majority of the true-up between the minimum royalty amount and royalties based upon actual sales. As it appears that the minimum royalty payments have significantly exceeded actual sales in recent fiscal years, it also appears that a very significant portion of the annual minimum royalty is normally recognized in your fourth quarter. If our understanding is correct, please explain the basis for your current methodology. In addition, for each fiscal quarter of the most recent three fiscal years, please indicate the amount of revenue actually recognized under this contract, and the amount that would have been recognized had the minimum guaranty been recognized evenly over the fiscal year.

Your understanding is correct. Many of the Company’s contracts provide for minimum guaranteed payments to be paid to the Company, and these payments are often recognized evenly over the fiscal year. However, Kmart revenues have been recorded based upon actual sales, with any true-up to the minimums recognized during the fourth quarter of the fiscal year.

Prior to 2002, royalties earned on product sales through Kmart exceeded the minimum guarantee and as a result, the Company recorded revenues based on actual royalties earned. Kmart’s financial condition was deteriorating, however, and it filed for Chapter 11 bankruptcy in January 2002. Although Kmart assumed the existing contract subsequently in March 2002, it indicated at that time that it planned to close many of the Kmart stores that were selling the Company’s products. These events increased the possibility that sales of the Company’s products at Kmart would no longer exceed the guaranteed minimums and created a concern as to whether the Company would be able to collect the minimum guarantee true-up payment due to the Company at the end of each contract year should the royalties fall below the minimum.

As set forth in Statement of Financial Accounting Concepts No. 5 “Recognition and Measurement in Financial Statements of Business Enterprises” and in Staff Accounting Bulletin No. 104 “Revenue Recognition,” one of the four key conditions of revenue recognition is that collectability is reasonable assured. The Company did not believe the collectability of the minimums was reasonably assured in the wake of the Chapter 11 filing. This concern persisted in subsequent years both because the store closings did in fact cause the royalties to fall short of the minimums and because there were some difficulties in the relationship with Kmart.

Accordingly, the Company chose to true-up to the minimum guaranteed revenue in the fourth quarter. The true-up was recorded in the fourth quarter because by the time financial statements were issued in the Annual Reports on Form 10-K, the true-up amounts were known and collected.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
September 23, 2009

Set forth below is the amount of revenue actually recognized under the Kmart contract and the amount that would have been recognized had the minimum guarantee been recognized evenly over the fiscal year, for each fiscal quarter of the most recent three fiscal years.

	2006
	Q1	Q2	Q3	Q4	Total
Kmart royalty recognized *	$8,614	$8,649	$6,062	$32,654	$55,979
Straight-lined minimum guarantee **	13,604	14,125	14,125	14,125	55,979

Difference	(4,990)	(5,476)	(8,063)	18,529	—

	2007
	Q1	Q2	Q3	Q4	Total
Kmart royalty recognized *	$8,602	$6,791	$5,231	$43,668	$64,292
Straight-lined minimum guarantee **	15,542	16,250	16,250	16,250	64,292

Difference	(6,940)	(9,459)	(11,019)	27,418	—

	2008
	Q1	Q2	Q3	Q4	Total
Kmart royalty recognized *	$8,364	$6,205	$3,927	$5,254	$23,750
Straight-lined minimum guarantee **	8,750	5,819	4,181	5,000	23,750

Difference	(386)	386	(254)	254	—

*	As reported in the Forms 10-Q and 10-K for the respective periods

**	Revenue recognition with the minimum guarantee recognized evenly over each fiscal year (net of recoupment in 2006 and Q1 2007 as described in the Company’s Forms 10-Q and 10-K).
Other
6.	We note the subsequent cumulative impairment charge of $12 million pertaining to the write-down of a certain cost-based investment, as disclosed in your Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009. In future filings, please identify in MD&A and in the financial statement notes which of your cost-based investment(s) these impairment charges pertain. In addition, disclose the aggregate carrying value of all cost-method investments as of each balance sheet date.

In future filings the Company will identify, both in MD&A and in the financial statement notes, the investment to which impairment charges pertain. If this had been done in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, MD&A would have read substantially as follows:

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
September 23, 2009

Form 10-Q for the quarter ended June 30, 2009
Part 1. Item 1. FINANCIAL STATEMENTS, Note 5, page 9
In the three and six months ended June 30, 2009, the Company recorded non-cash impairment charges of $7.1 million and $12.6 million, respectively, to reduce the carrying value of its cost-based equity investment in United Craft MS Brands, LLC.
Part 1. Item 2. MERCHANDISING SEGMENT, page 19
In the second quarter of 2009, we recorded non-cash impairment charges of $5.5 million related to our cost-based equity investment in United Craft MS Brands, LLC.
Further, the Company will disclose the aggregate carrying value of all cost-method investments as of each balance sheet date. As an example, if this had been done in the most recent Form 10-Q for the quarter ended June 30, 2009, the Company would have included the following information in Note 5. Investments in Other Non-Current Assets:
As of June 30, 2009, the Company’s aggregate carrying value of its cost-method investments was $5.7 million.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 18
Analysis of Elements of Total Compensation; Base Salaries, page 20
7.	We note your disclosure that you “seek to keep base salaries competitive with peer companies in the New York metropolitan region.” Please advise us whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company does not “benchmark” salaries in the sense contemplated by Item 402(b)(2)(xiv) of Regulation S-K, i.e., as described in CD&I Question 118.05, using compensation data about other companies as a reference point on which—either wholly or in part—to base, justify or provide a framework for a compensation decision. As set forth in the “Market Review” section of the CD&A that immediately precedes the paragraph in which the referenced sentence appears, the sources that the Company looks to for “market” data include Frederick W. Cook & Co., Inc., a compensation consultant (“FWC”), and materials from a variety of sources, including from time to

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
September 23, 2009

time, Watson Wyatt, World at Work, Mercer Consulting, the Conference Board, Magazine Publishers of America, Towers Perrin and the Institute of Management and Administration. The Company makes inquiries of FWC from time to time in connection with individual salary decisions, particularly involving new hires or promotions, and the other materials it consults are generally broad-based third-party surveys of the nature that Question 118.05 suggests do not constitute benchmarking.
Annual Cash Bonuses, page 20
8.	In future filings, please revise to disclose in your Compensation Discussion and Analysis all performance targets for your named executive officers, including the adjusted EBITDA targets tied to your overall bonus pool. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

As described in the Definitive Proxy Statement on Schedule 14A, the Company’s 2008 payments to all employees (other than those with contractual guarantees), including the named executive officers, was a flat 15% of their targets and did not turn, as in prior years, on EBITDA targets in the budget approved by the Board of Directors. In future filings, the Company will include the adjusted EBITDA targets for the overall bonus pool for the year covered by the Summary Compensation Table (or such other performance target(s) as may be adopted for such year), and if they differ, any performance targets for the named executive officers.

Assuming a single target EBITDA and full achievement of the target, future disclosure could be substantially as follows:

For 20___, the Compensation Committee adopted an EBITDA target of $XX million under the Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan. Actual EBITDA for 200___was $XX million. This, in addition to consideration of other non-financial items described below, resulted in the following payments to the named executive officers [appropriate detail would be added depending upon results].

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
September 23, 2009

     The Company acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (212) 827-8530 with any questions concerning these responses.
Very truly yours,
/s/ Kelli Turner
Chief Financial Officer

APPENDIX A
MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(in thousands except share and per share data)

	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$50,204	$30,536
Short–term investments	9,915	26,745
Accounts receivable, net	52,500	94,195
Inventory	6,053	4,933
Deferred television production costs	4,076	5,316
Income taxes receivable	40	513
Other current assets	3,712	3,921

Total current assets	126,500	166,159

PROPERTY, PLANT AND EQUIPMENT, net	14,422	17,086
GOODWILL	45,107	53,105
OTHER INTANGIBLE ASSETS, net	48,205	500
INVESTMENT IN EQUITY INTEREST, net	5,749	—
OTHER NONCURRENT ASSETS	21,302	18,417

Total assets	$261,285	$255,267

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$27,877	$27,425
Accrued payroll and related costs	7,525	13,863
Income taxes payable	142	1,246
Current portion of deferred subscription revenue	22,597	25,578
Current portion of other deferred revenue	7,582	5,598

Total current liabilities	65,723	73,710

DEFERRED SUBSCRIPTION REVENUE	6,874	9,577
OTHER DEFERRED REVENUE	13,334	14,482
LOAN PAYABLE	19,500	—
DEFERRED INCOME TAX LIABILITY	1,854	—
OTHER NONCURRENT LIABILITIES	3,005	1,969

Total liabilities	110,290	99,738

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Class A Common Stock, $.01 par value, 350,000 shares authorized; 28,204 and 26,738 shares outstanding in 2008 and 2007, respectively	282	267
Class B Common Stock, $.01 par value, 150,000 shares authorized; 26,690 and 26,722 shares outstanding 2008 and 2007, respectively	267	267
Capital in excess of par value	283,248	272,132
Accumulated deficit	(132,027)	(116,362)
	151,770	156,304

Less Class A treasury stock – 59 shares at cost	(775)	(775)

Total shareholders’ equity	150,995	155,529

Total liabilities and shareholders’ equity	$261,285	$255,267

The accompanying notes are an integral part of these consolidated financial statements.

A-1

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008, 2007 and 2006
(in thousands except share and per share data)

	2008	2007	2006
REVENUES
Publishing	$163,540	$183,727	$156,559
Merchandising	57,866	84,711	69,504
Internet	15,576	19,189	15,775
Broadcasting	47,328	40,263	46,503

Total revenues	284,310	327,890	288,341

OPERATING COSTS AND EXPENSES
Production, distribution and editorial	136,709	154,921	138,213
Selling and promotion	71,504	89,179	74,190
General and administrative	69,632	68,514	70,173
Depreciation and amortization	7,973	7,562	8,598
Impairment charge — goodwill	8,849
Impairment charge- other intangible assets	500	—	—

Total operating costs and expenses	295,167	320,176	291,174

OPERATING (LOSS) / INCOME	(10,857)	7,714	(2,833)
Interest income, net	490	2,771	4,511
Other income / expense	—	432	(17,090)
Loss on equity securities	(2,221)	—	—
Loss in equity interest	(763)	—	—

(LOSS) / INCOME BEFORE INCOME TAXES	(13,351)	10,917	(15,412)
Income tax provision	(2,314)	(628)	(838)

(LOSS) / INCOME FROM CONTINUING OPERATIONS	(15,665)	10,289	(16,250)

Loss from discontinued operations	—	—	(745)

NET (LOSS) / INCOME	$(15,665)	$10,289	$(16,995)

(LOSS) / INCOME PER SHARE
Basic and diluted — (loss) / income from continuing operations	$(0.29)	$0.20	$(0.32)
Basic and diluted — Loss from discontinued operations	—	—	(0.01)

Basic and diluted — Net (loss) / income	$(0.29)	$0.20	$(0.33)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	53,360	52,449	51,312
Diluted	53,360	52,696	51,312
DIVIDENDS PER COMMON SHARE	n/a	n/a	$0.50
The accompanying notes are an integral part of these consolidated financial statements.

A-2